For more information, contact:
Robert S. Bloom
Financial Relations Leader
Acxiom Corporation
(501) 342-1321
EACXM

Acxiom® Announces Third-Quarter Financial Results

Record Cash Flow Among Highlights

LITTLE ROCK, Ark. — January 21, 2004 —Acxiom® Corporation (Nasdaq: ACXM) today announced revenue and earnings results for the third quarter ended December 31, 2003. Revenue and diluted earnings per share were $255.2 million and $.22, respectively. Operating cash flow of $79.3 million and free cash flow of $59.9 million for the quarter represent record cash flow performances for the Company. Acxiom will hold a conference call at 4:30 p.m. CST today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com.

"Our third-quarter revenue, earnings, cash flow and new-business results are all strong," Company Leader Charles D. Morgan said. "And with the building momentum of our new Customer Information Infrastructure (CII) grid-based solution architecture we are establishing a solid foundation for fiscal 2005."

Highlights of Acxiom's third-quarter performance include:

- Revenue of $255.2 million and diluted earnings per share of $.22, which includes a $3 million distribution from the Montgomery Ward bankruptcy and a loss of $1.4 million related to investments.
- Operating cash flow of $79.3 million and free cash flow of $59.9 million, which are quarterly records for the Company and the 10th consecutive quarter of strong cash flow performance. Free cash flow is a non-GAAP financial measure and a reconciliation to the comparable GAAP measure, operating cash flow, is attached to this release.
- New contracts that will deliver $49 million in annual revenue and renewals that total $14 million in annual revenue.
- Committed new deals in the pipeline that are expected to generate $44 million in annual revenue.
- The acquisition of Claritas Europe was completed effective January 1, 2004.
- The completion of a long-term, multi-faceted strategic alliance with Accenture that is expected to drive new revenue and improve the efficiency of Acxiom's services delivery model.

"Our increased presence in Europe and our new partnership with Accenture represent landmark deals that will help define the future of Acxiom," Morgan said. "Bringing Claritas Europe's data assets together with Acxiom's proven services expertise creates an attractive value proposition for the European marketplace. Similarly, Accenture's strengths and Acxiom's strengths are very complementary, and combining those strengths should improve bottom-line results for both companies."

Morgan noted that Acxiom expanded its services agreement with JPMorgan Chase in the quarter to include the financial institution's credit card customer database. Other contracts were completed with blue-chip clients including Equifax in the United Kingdom and AutoNation Inc., Bank One Corporation, IMS Health, Marriott Vacation Club International and Microsoft Corporation in the U.S.

Outlook

The financial projections stated today are based on the Company's current expectations. These projections are forward looking, and actual results may differ materially. These projections do not include the potential impact of any mergers, acquisitions, divestitures or other business combinations that may be completed in the future.

For the fourth quarter of the 2004 fiscal year, the Company expects:

- Revenue of $265 million to $270 million, which includes the Claritas Europe operations.
- Earnings per share of $.16 to $.18, which includes the previously announced expected loss of $.02 a share from the Claritas Europe operations.
- Operating cash flow in excess of $40 million and free cash flow in excess of $25 million, which increases the Company's fiscal 2004 projection for operating cash flow to more than $220 million and free cash flow to more than $155 million.

For the fiscal year ending March 31, 2005, the Company estimates revenue of $1.14 billion to $1.19 billion and diluted earnings per share of $.68 to $.70. The Company estimates that it will generate operating cash flow in excess of $200 million and free cash flow in excess of $135 million.

About Acxiom
Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and Japan.

This release and the scheduled conference call include a discussion of free cash flow, a non-GAAP financial measure. There is a reconciliation of this measure to the comparable GAAP measure, operating cash flow, attached to this press release.

This release and today's conference call contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Such statements include but are not necessarily limited to the following: 1) that the projected revenue, earnings, earnings per share, operating cash flow and free cash flow referred to under the caption "Outlook" above will meet or exceed the estimated amount; 2) that the business pipeline and that our current cost structure will allow us to continue to meet or exceed revenue, earnings and cash flow projections; 3) that new contracts and contract renewals will generate the indicated amounts of revenue; 4) that we have committed new deals in the pipeline that are expected to deliver the indicated amounts; 5) that we are well positioned for success going forward; 6) that future results will be within the indicated ranges; 7) that new products and services will produce the expected results.

The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: The possibility that certain contracts may not be closed, or may not be closed within the anticipated time frames; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that negative changes in economic or other conditions might lead to a reduction in demand for our products and services; the possibility that the recovery from the previous three years' economic slowdown may take longer than expected or that economic conditions in general will not be as expected; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the possibility that we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations; the possibility that we won't be able to properly motivate our sales force or other associates; the possibility that we won't be able to achieve cost reductions and avoid unanticipated costs; the possibility that we won't be able to continue to receive credit upon satisfactory terms and conditions; the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies; the possibility that we may be subjected to pricing pressure due to market conditions and/or competitive products and services; the possibility that there will be changes in consumer or business information industries and markets; the possibility that we won't be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the possibility that we may encounter difficulties when entering new markets or industries; the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting our business, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data; the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services; the possibility that we may enter into short-term contracts which would affect the predictability of our revenues; the possibility that the amount of ad hoc, volume-based and project work will not be as expected; the possibility that we may experience a loss of data center capacity or interruption of telecommunication links or power sources; the possibility that postal rates may increase, thereby leading to reduced volumes of business; the possibility that our clients may cancel or modify their agreements with us; the possibility that the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted; the possibility that the integration of our recently acquired businesses may not be successful; and the possibility that we may be affected by other competitive factors.

With respect to the provision of products or services outside our primary base of operations in the U.S., all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations. Other factors are detailed from time to time in our periodic reports and registration statements filed with the United States Securities and Exchange Commission. We believe that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast. We undertake no obligation to update the information contained in this press release or any other forward-looking statement.

Acxiom is a registered trademark of Acxiom Corporation.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

January 21, 2004
Date of Report (Date of earliest event reported)

ACXIOM CORPORATION
(Exact name of Registrant as Specified in Charter)

Delaware	0-13163	71-0581897
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P. O. Box 8180
Little Rock, AR
(Address of Principal Executive Offices)

72203-8180
(Zip Code)

Registrant's telephone number, including area code: 501-342-1000

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

      (c)   Exhibits

          99.1   Press Release dated January 21, 2004

ITEM 9. REGULATION FD DISCLOSURE.

See Item 12. Results of Operations and Financial Condition

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On January 21, 2004, Acxiom Corporation (the "Company") issued a press release announcing the results of its financial performance for the quarter ending December 31, 2003. The Company will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The Company's press release and other communications from time to time include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the Company's financial statements.

The attached press release utilizes a measure of free cash flow. Free cash flow is a non-GAAP financial measure. Free cash flow is defined as cash provided by operating activities less cash used by investing activities excluding the impact of investments in joint ventures and other business alliances and cash paid and/or received in acquisitions and dispositions. Free cash flow, as defined by the Company, may not be comparable to similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Management of the Company has included free cash flow in this filing because, although free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, management nevertheless believes that it provides investors with a useful alternative measure of liquidity by allowing an assessment of the amount of cash available for general corporate and strategic purposes, including debt payments, after funding operating activities and capital expenditures, capitalized software expenses and deferred costs.

The attached press release contains a quantitative reconciliation of free cash flow to the comparable GAAP measure, operating cash flow.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 21, 2004

ACXIOM CORPORATION

By:___ /s/ Catherine L. Hughes_____
Name: Catherine L. Hughes
Title: Secretary

FORM 8-K

Exhibit Number	Description
99.1	Press Release of the Company dated January 21, 2004

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

| | For the Three Months Ended December 31, | |
	2003	2002
Revenue	255,207	257,961
Operating costs and expenses:		
Salaries and benefits	82,452	80,474
Computer, communications and other equipment	66,863	69,066
Data costs	32,642	28,748
Other operating costs and expenses	38,915	48,457
Gains, losses and nonrecurring items, net	(3,000)	(521)
Total operating costs and expenses	217,872	226,224
Income from operations	37,335	31,737
Other income (expense):		
Interest expense	(4,702)	(5,088)
Other, net	(456)	1,064
	(5,158)	(4,024)
Earnings before income taxes	32,177	27,713
Income taxes	12,233	8,176
Net earnings	19,944	19,537
Earnings per share:		
Basic	0.23	0.22
Diluted	0.22	0.20

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Nine Months Ended December 31,	
	2003	2002
Revenue	732,985	718,763
Operating costs and expenses:		
Salaries and benefits	251,721	230,316
Computer, communications and other equipment	197,255	195,921
Data costs	95,113	87,478
Other operating costs and expenses	121,620	129,067
Gains, losses and nonrecurring items, net	(4,008)	(5,081)
Total operating costs and expenses	661,701	637,701
Income from operations	71,284	81,062
Other income (expense):		
Interest expense	(14,356)	(15,485)
Other, net	430	2,607
	(13,926)	(12,878)
Earnings before income taxes	57,358	68,184
Income taxes	14,934	22,656
Net earnings	42,424	45,528
Earnings per share:		
Basic	0.50	0.51
Diluted	0.47	0.49

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

	For the Three Months Ended December 31,		For the Nine Months Ended December 31,	
	2003	2002	2003	2002
Basic earnings per share:				
Numerator - net earnings	19,944	19,537	42,425	45,528
Denominator - weighted-average shares outstanding	84,926	89,195	85,535	88,486
Basic earnings per share	0.23	0.22	0.50	0.51
Diluted earnings per share:				
Numerator:				
Net earnings	19,944	19,537	42,425	45,528
Interest expense on convertible bonds (net of tax benefi	1,026	1,050	3,076	3,150
	20,970	20,587	45,501	48,678
Denominator:				
Weighted-average shares outstanding	84,926	89,195	85,535	88,486
Dilutive effect of common stock options and warrants	2,082	1,740	1,874	2,187
Dilutive effect of convertible debt	9,589	9,589	9,589	9,589
	96,597	100,524	96,998	100,262
Diluted earnings per share	0.22	0.20	0.47	0.49

ACXIOM CORPORATION AND SUBSIDIARIES
REVENUES BY SEGMENT
(Unaudited)
(Dollars in thousands)

| | For the Three Months Ended December 31, | |
	2003	2002
Services	191,697	192,510
Data and Software Products	54,625	46,085
I. T. Management	66,323	65,985
Intercompany eliminations	(57,438)	(46,619)
Total Revenue	255,207	257,961

| | For the Nine Months Ended December 31, | |
	2003	2002
Services	551,457	540,772
Data and Software Products	142,535	129,429
I. T. Management	189,235	179,332
Intercompany eliminations	(150,242)	(130,770)
Total Revenue	732,985	718,763

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in thousands)

	December 31, 2003	March 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 17,648	$ 5,491
Trade accounts receivable, net	193,491	189,704
Deferred income taxes	46,056	46,056
Refundable income taxes	3,386	2,576
Other current assets	36,218	45,288
Total current assets	296,799	289,115
Property and equipment	464,276	389,168
Less - accumulated depreciation and amortization	218,742	180,862
Property and equipment, net	245,534	208,306
Software, net of accumulated amortization	64,427	63,095
Goodwill	226,098	221,184
Purchased software licenses, net of accumulated amortizatio	153,423	161,432
Unbilled and notes receivable, excluding current portions	15,392	20,249
Deferred costs, net of accumulated amortization	113,218	108,444
Other assets, net	26,929	21,421
	$ 1,141,820	$ 1,093,246
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term obligations	57,006	29,491
Trade accounts payable	27,456	28,760
Accrued merger, integration and impairment costs	-	584
Accrued payroll and related expenses	13,666	14,234
Other accrued expenses	41,087	38,689
Deferred revenue	66,314	59,907
Total current liabilities	205,529	171,665
Long-term obligations:		
Long-term debt and capital leases, net of current installmer	230,766	233,843
Software and data licenses, net of current installments	53,119	55,834
Total long-term obligations	283,885	289,677
Deferred income taxes	86,024	69,348
Commitments and contingencies		
Stockholders' equity:		
Common stock	9,104	9,015
Additional paid-in capital	344,194	333,715
Retained earnings	295,983	253,558
Accumulated other comprehensive loss	3,553	(2,911)
Treasury stock, at cost	(86,452)	(30,821)
Total stockholders' equity	566,382	562,556
	$ 1,141,820	$ 1,093,246

ACXIOM CORPORATION AND SUBSIDIARIES
RECONCILIATION OF FREE CASH FLOW TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	Qtr ended 6/30/2001	Qtr ended 9/30/2001	Qtr ended 12/31/2001	Qtr ended 3/31/2002	Yr ended 3/31/2002
Net cash provided by operating activities	(39,280)	69,300	60,493	60,092	150,605
Proceeds received from disposition of assets	127	-	-	46	173
Capitalized software	(5,935)	(5,464)	(5,832)	(6,890)	(24,121)
Capital expenditures	(8,789)	-	(2,612)	(3,474)	(14,875)
Deferral of costs	(8,690)	(18,012)	(14,077)	(7,352)	(48,131)
Proceeds from sale and leaseback transaction	-	1,964	4,035	-	5,999
Free cash flow	(62,567)	47,788	42,007	42,422	69,650

	Qtr ended 6/30/2002	Qtr ended 9/30/2002	Qtr ended 12/31/2002	Qtr ended 3/31/2003	Yr ended 3/31/2003
Net cash provided by operating activities	60,243	53,446	76,992	63,112	253,793
Proceeds received from disposition of assets	45	155	-	93	293
Capitalized software	(8,652)	(8,958)	(8,726)	(8,237)	(34,573)
Capital expenditures	(1,916)	(3,000)	(5,893)	(2,403)	(13,212)
Deferral of costs	(3,240)	(4,108)	(3,796)	(3,883)	(15,027)
Proceeds from sale and leaseback transaction	-	7,729	-	-	7,729
Free cash flow	46,480	45,264	58,577	48,682	199,003

	Qtr ended 6/30/2003	Qtr ended 9/30/2003	Qtr ended 12/31/2003	Forecast Qtr ended 3/31/2004	Forecast Yr ended 3/31/2004
Net cash provided by operating activities	48,125	49,909	79,282	43,000	220,316
Proceeds received from disposition of assets	506	192	39	-	737
Capitalized software	(6,335)	(7,296)	(6,510)	(7,000)	(27,141)
Capital expenditures	(1,588)	(3,036)	(7,637)	(6,000)	(18,261)
Deferral of costs	(6,026)	(4,006)	(5,312)	(5,000)	(20,344)
Free cash flow	34,682	35,763	59,862	25,000	155,307

	Forecast Yr ended 3/31/2005
Net cash provided by operating activities	200,000
Capitalized software	(28,000)
Capital expenditures	(18,000)
Deferral of costs	(19,000)
Free cash flow	135,000

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended December 31,	
	2003	2002
Cash flows from operating activities:		
Net earnings	19,944	19,537
Non-cash operating activities:		
Depreciation and amortization	36,709	32,095
Loss (gain) on disposal or impairment of assets, net	–	12
Deferred income taxes	23,418	16,371
Tax benefit of stock options and interest		157
Changes in operating assets and liabilities:		
Accounts receivable	(7,197)	2,866
Other assets	3,168	7,837
Accounts payable and other liabilities	3,270	(1,480)
Merger, integration and impairment costs	(30)	(403)
Net cash provided by operating activities	79,282	76,992
Cash flows from investing activities:		
Proceeds received from the disposition of assets	39	192
Capitalized software	(6,510)	(8,726)
Capital expenditures	(7,637)	(5,893)
Deferral of costs	(5,312)	(3,796)
Payments received from investments	159	–
Net cash paid in acquisitions	–	(5,833)
Net cash used by investing activities	(19,261)	(24,056)
Cash flows from financing activities:		
Proceeds from debt	18,516	–
Payments of debt	(67,592)	(11,783)
Sale of common stock	4,275	2,212
Acquisition of treasury stock	(1,350)	(3,399)
Net cash used by financing activities	(46,151)	(12,970)
Effect of exchange rate changes on cash	129	44
Net increase (decrease) in cash and cash equivalents	13,999	40,010
Cash and cash equivalents at beginning of period	3,649	26,392
Cash and cash equivalents at end of period	17,648	66,402
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	3,195	3,975
Income taxes	570	(139)
Noncash investing and financing activities:		
Notes payable, common stock and warrants issued for acquisitions	–	28,486
Note received in exchange for sale of operations	–	590
Enterprise software licenses acquired under long-term obligation	1,923	–
Acquisition of property and equipment under capital lease	28,861	7,335
Construction of assets under construction loan	4,244	–

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

| | For the Nine Months Ended December 31, | |
	2003	2002
Cash flows from operating activities:		
Net earnings	42,425	45,528
Non-cash operating activities:		
Depreciation and amortization	107,745	88,354
Gain disposal or impairment of assets, net	(1,008)	(39)
Deferred income taxes	16,676	23,923
Tax benefit of stock options and interest		157
Changes in operating assets and liabilities:		
Accounts receivable	(2,387)	(4,041)
Other assets	11,994	53,803
Accounts payable and other liabilities	2,455	(15,232)
Merger, integration and impairment costs	(584)	(1,772)
Net cash provided by operating activities	177,316	190,681
Cash flows from investing activities:		
Proceeds received from the disposition of operations	7,684	451
Proceeds received from the disposition of assets	737	200
Payments received from investments	1,519	-
Capitalized software	(20,141)	(26,336)
Capital expenditures	(12,261)	(10,809)
Investments in joint ventures and other companies	(5,000)	(1,052)
Deferral of costs	(15,344)	(11,144)
Proceeds from sale and leaseback transaction	-	7,729
Net cash paid in acquisitions	-	(14,105)
Net cash used by investing activities	(42,806)	(55,066)
Cash flows from financing activities:		
Proceeds from debt	100,989	82,516
Payments of debt	(178,480)	(168,483)
Sale of common stock	10,984	14,353
Acquisition of treasury stock	(56,047)	(3,399)
Net cash used by financing activities	(122,554)	(75,013)
Effect of exchange rate changes on cash	201	124
Net increase (decrease) in cash and cash equivalents	12,157	60,726
Cash and cash equivalents at beginning of period	5,491	5,676
Cash and cash equivalents at end of period	17,648	66,402
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	13,497	17,428
Income taxes	(986)	(40,420)
Noncash investing and financing activities:		
Notes payable, common stock and warrants issued for acquisitions	-	28,486
Acquisition of land in exchange for debt	2,698	-
Acquisition of data under long-term obligation	18,340	-
Note received in exchange for sale of operations	-	1,386
Issuance of warrants	-	1,317
Enterprise software licenses acquired under long-term obligation	11,135	2,828
Acquisition of property and equipment under capital lease	60,195	9,645
Construction of assets under construction loan	6,854	-